Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SATSCHEL, INC." FILED IN THIS OFFICE ON THE FIRST DAY OF MARCH, A.D. 2022, AT 4:58 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6650383 8100F
SR# 20220834137

Authentication: 202811184
Date: 03-02-22

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A NEVADA LIMITED LIABILITY COMPANY UNDER THE NAME OF "SATSCHEL, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "SATSCHEL, LLC" TO "SATSCHEL, INC.",FILED IN THIS OFFICE ON THE FIRST DAY OF MARCH, A.D. 2022, AT 4:58 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6650383 8100F
SR# 20220834137

Authentication: 202811184
Date: 03-02-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Nevada.

2.) The jurisdiction immediately prior to filing this Certificate is Nevada.

3.) The date the Limited Liability Company first formed is 04/06/2021.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Satschel, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Satschel, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 1st day of March, A.D. 2022.

By: [signature]

Name: James Artiano
Print or Type

Title: Attorney
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:58 PM 03/01/2022
FILED 04:58 PM 03/01/2022
SR 20220834137 - File Number 6650383

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

• **First:** The name of this Corporation is Satschel, Inc.

• **Second:** Its registered office in the State of Delaware is to be located at 3500 South Dupont Hwy Street, in the City of Dover County of Kent Zip Code 19901.

The registered agent in charge thereof is GKL Registered Agents of DE, Inc.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

• **Fourth:** The amount of the total stock of this corporation is authorized to issue is 1,000,000 shares (number of authorized shares) with a par value of $.001 per share.

• **Fifth:** The name and mailing address of the incorporator are as follows:
Name James Artiano
Mailing Address 3828 Carson Street, Suite 102
Torrance, CA Zip Code 90503

• **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 1st day of March, A.D. 2022.

BY: [signature]
(Incorporator)

NAME: James Artiano
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:58 PM 03/01/2022
FILED 04:58 PM 03/01/2022
SR 20220834137 - File Number 6650383